UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 30, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by a director of a major subsidiary of Sasol and a director of Sasol during November 2011


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(?Sasol? or ?the Company?)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 ? 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:

Director
A F Cameron
Subsidiary
Sasol Oil (Pty) Limited
Date transaction effected
18 November 2011
Option offer date
10 September 2003
Option offer price
R89,50
Exercise date
16 September 2003
Exercise price
R90,00
Number of shares
2000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R179 000,00
Selling price per share
R380,35
Total value of sale
transaction
R760 700,00
Nature and extent of
director?s interest

Direct beneficial
Clearance given in terms
of paragraph 3.66

Yes

Director
A F Cameron
Subsidiary
Sasol Oil (Pty) Limited
Date transaction effected
18 November 2011
Option offer date
17 October 2003
Option offer price
R90,00
Exercise date
31 October 2003
Exercise price
R90,00
Number of shares
7 700
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Total value of purchase
transaction

R693 000,00
Selling price per share
R380,35
Total value of sale
transaction
R2 928 695,00
Nature and extent of
director?s interest

Direct beneficial
Clearance given in terms
of paragraph 3.66

Yes

22 November 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited











































Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(?Sasol? or ?the Company?)

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL: VN FAKUDE

In compliance with paragraph 3.63 ? 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of the
Company:

Date transaction effected
 14 November 2011
Option offer date
 19 October 2005
Option offer price
 R219,50
Exercise date
 14 November 2011
Exercise price
 R378,60
Number of shares
Total value
15 000
Not applicable as no
purchase or sale has taken
place
Class of shares
 Ordinary no par value
Nature of transaction
 Exercise of share options
Nature and extent of Director?s
interest
 Direct beneficial
Clearance given in terms of
paragraph 3.66
 Yes






Date transaction effected

15 November 2011
Option offer date
19 October 2005
Option offer price
R219,50
Exercise date
14 November 2011
Exercise price
R378,60
Number of shares
15 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant to
implementation of options
Total value of purchase transaction
R3 292 500,00
Selling price per share
R380,00
Total value of sale transaction
R5 700 000,00
Nature and extent of director?s
interest

Direct beneficial
Clearance given in terms of paragraph
3.66

Yes

16 November 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 30, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary